PART II

INFORMATION TO BE INCLUDED IN REPORT

In this annual report, references to the “Company,” “Fund,” “we,” “us” or “our” or similar terms refer to Circle of Wealth Fund III LLC, an Idaho limited liability company and references to our “Manager” refer to Secured Investment Corp., a Wyoming corporation, our manager.

Safe Harbor Statement

This Annual Report on Form 1-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

You should read the following discussion in conjunction with the Company’s audited financial statements and the related notes elsewhere in this Annual Report.

Item 1. Business

General.

The Company was formed on November 26, 2018. The Company engages in nationwide business purpose lending secured by non-owner-occupied properties and direct investment in real property in and around Spokane, Washington and Coeur d’Alene, Idaho. We utilize an investment strategy that is designed to safeguard our capital through what we believe to be adequate collateral on loans we make and have developed a detailed value analysis designed to produce attractive risk- adjusted returns, although there can be no guarantee our strategy will succeed. We directly manage the servicing and operational oversight of our assets through our Manager, Secured Investment Corp., rather than delegate those responsibilities to a third party.

Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement. Our Manager also provides asset management, marketing, investor relations and other administrative services for the Company. Therefore, the Company does not currently have any employees and there is no intention to hire any in the future.

The Company is currently offering to the public its membership interests pursuant to an offering under Regulation A (the “Offering”) and an Offering Circular dated April 6, 2020, as it may be updated and amended from time to time (the “Offering Circular”). The Offering Circular is available through the SEC’s website, www.sec.gov, and may also be obtained by contacting the Company.

The Offering began on August 30, 2019. As of December 31, 2024, the Company had sold net units of membership interest in the amount of 7,002,918 (or $7,002,918 in aggregate sales).

The Company’s investment objectives are to originate risk adjusted loans and capital appreciation through growth in value of our properties. For further detail regarding our investment strategies and objectives, you should carefully read the sections in the Offering Circular dated April 6, 2020 titled: “DESCRIPTION OF THE BUSINESS OF THE COMPANY”; “LENDING STANDARDS AND POLICIES”; and, “GENERAL STANDARDS FOR PURCHASING PROPERTIES.”

Special Characteristics of the Company’s Industry; Legal Proceedings; and Rescission Offer.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	difficulties in originating new loans;

●	difficulties in identifying properties and consummating real estate acquisitions;

●	our failure to successfully operate acquired properties;

●	changes in real estate and zoning laws and increases in real estate property tax rates;

●	loss of key personnel by our Manager;

●	risks associated with breaches of our data security;

●	exposure to litigation or other claims;

●	legislative or regulatory changes impacting our business or our assets;

●	changes in business conditions and the market value of our assets, including changes in interest rates, market rents, borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

●	scarcity of credit and refinancing options for our business, or our client’s business, and potential homebuyers;

●	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities managed by our Manager;

●	our ability to access sources of liquidity when we have the need to fund redemptions of our membership interests in excess of the proceeds from the sales of our membership interests in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

●	our compliance with applicable local, state, and federal laws;

●	inflation, supply chain disruptions, and labor shortages;

●	the Ukrainian crisis and rising tensions between the United States and Russia and resulting impacts on global supply chains;

●	new or changing political administrations and their impact on regulatory agencies and new or revised regulatory policies and their impact the economy; for example, potential deregulation of the financial sector, implementation of tariffs, reduced immigration, and lower taxes.

●	U.S. Federal monetary policy, including increasing interest rates; and

●	changes to generally accepted accounting principles, or GAAP.

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions, including but not limited to: inflation, rising or falling interest rates, tariffs, its ability to raise sufficient funds from investors to fund loans and acquire real estate, as well as potential changes to Regulation A. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial condition and the results of its operations.

The Company was involved in no active foreclosure actions at December 31, 2024, and held $438,022 in real estate acquired via foreclosure as of December 31, 2024. The company is not currently involved in any other legal action. However, routine legal actions are a normal part of activities for companies that own secured loans and real property. In the opinion of management, such matters will not have a significant adverse effect on the results of operations or financial position of the Company, but there is no guarantee this will remain true.

The Manager is in the process of amending the Fund’s Offering Circular to further clarify the terms of the recission offer described in the Offering Circular as filed with the Securities & Exchange Commission on April 6, 2020. The Company intends to fund the rescission offer with $100,000 of cash and $525,000 of additional funds from the Manager. If some or all of the investors eligible to participate in the rescission offer choose to do so, it could have a materially adverse impact on the Company.

The Company anticipates that other material trends or uncertainties, favorable or unfavorable, including economic conditions affecting the commercial and residential real estate industry and real estate generally, may be reasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from the operation of our assets.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2023 the Company adopted and implemented FASB Topic 326, Financial Instruments – Credit Losses, related to its allowance for credit losses associated with mortgage loans receivable held for sale. Subsequent to the issuance of the financial statements for the year ended December 31, 2023, the Manager determined that FASB Topic 326 is not applicable because mortgage loans receivable held for sale are accounted for under the lower of cost or market method. FASB Topic 326 is applicable only to mortgage loans receivables carried at amortized costs. Therefore, the financial statements no longer reflect the adoption and implementation of FASB Topic 326 and now reflect mortgage loans receivable held for sale at lower of cost or fair value with any change in fair value accounted for as unrealized gains or losses, as appropriate. The Manager’s adoption and implementation of FASB Topic 326 neither modifies, limits, nor qualifies the rights of the Members, and does not materially affect the Company’s previously issued financial statements in a manner that would render them unreliable.

Results of Operations – For the Year Ended December 31, 2023

As of December 31, 2023, the Company’s total assets were $9,579,662, including cash of $1,506,915, mortgage loans receivable held for sale of $5,688,980, interest receivable of $46,399, and interest-only strip receivables of $69,052. The Company also had real estate held assets of $1,247,241. In addition, the Company’s revenues for the year ended December 31, 2023, totaled $1,060,676, including mortgage interest of $686,670, net gains on sales of loans of $131,029, loan origination fee income of $78,529, net gains on sales of real estate owned of $48,161, rent revenue of $71,016, and other fees and income totaling $45,271. The Company had total operating expenses of $601,234, which resulted in net income for the year ending December 31, 2023, of $463,598.

As of December 31, 2023, the Company held 40 secured loans outstanding, for a total secured loans outstanding of $5,688,980.

Results of Operations – For the Year Ended December 31, 2024

As of December 31, 2024, the Company’s total assets were $9,798,372, including cash of $25,471, mortgage loans receivable held for sale of $7,228,300, interest receivable of $57,296, interest-only strip receivables of $98,126 and prepaids and other assets of $45,973. The Company also had a finance right-of-use asset, including related improvements, of $968,634 and other real estate owned assets totaling $1,436,582. In addition, the Company’s revenues for the year ended December 31, 2024, totaled $1,267,435, including mortgage interest of $753,548, net gains on sales of loans of $197,748, loan origination fee income of $92,372, net losses on sales of real estate owned of $(14,801), rent revenue of $175,995 and other fees and income totaling $62,573. The Company had total operating expenses of $718,095 and other interest income of $21,202, which resulted in net income for the year ending December 31, 2024, of $570,542.

As of December 31, 2024, the Company held 44 secured loans outstanding, for a total secured loans outstanding of $7,228,300. The 44 loans held were located in 22 different states, with the following concentrations:

State	Loan Balance	Percentage
New York	$863,000	11.94%
Rhode Island	$774,000	10.71%
Other*	$5,591,300	77.35%

*	Other does not include states with loan concentrations greater than 10%.

The Company did not hold any outstanding loans in any county with a loan concentration greater than 10%.

The Company actively acquired and sold real property assets during the year ending December 31, 2024. We intend to continue to rehabilitate and sell properties in Spokane, WA and Coeur d’Alene, ID.

The Company was involved in no active foreclosure actions at December 31, 2024, and held $438,022 in real estate acquired via foreclosure as of December 31, 2024. The company is not currently involved in any other legal action. However, routine legal actions are a normal part of activities for companies that own secured loans and real property. In the opinion of management, such matters will not have a significant adverse effect on the results of operations or financial position of the Company, but there is no guarantee this will remain true

The Manager continued its dialogue with the SEC and Washington Division of Financial Institutions during the year ending December 31, 2024, and furthered its effort to finalize the proposed revision to the Company’s Offering Circular to include the terms of the rescission offer described in the Offering Circular as filed with the Securities & Exchange Commission on April 6, 2020. In furtherance of this plan, the Manager filed an amended Offering Circular via Form 1-A with the Securities & Exchange Commission (“SEC”) on August 22, 2024. The SEC issued initial comments regarding the amended Form 1-A and the Manager, through its counsel, remain in dialogue the SEC to resolve the comments, further amend, and seek final qualification of the amended Offering Circular. As of the date of filing this Annual Report on Form 1-K, the amended Offering Circular remains unqualified and under review by the SEC. Simultaneously, the Manager is continuing to work with state regulators to resolve this matter and intends to finalize the amendments its Offering Circular in cooperation with the state regulators as well. The Company also continued to suspend its offering of Membership Interests in the state of Washington during this year.

Liquidity and Capital Resources

The Company uses a variety of methods to obtain capital to fund its investment activities and operating expenses; namely, from selling Membership Interests in the Company, but other potential sources are secured or unsecured financings from banks, cash flow from operations, net proceeds from asset payoffs and sales (loans and property), and other financing transactions that may become available. In order to execute the plan of operations, the Company will require varying amounts of capital based on the loans and/or properties the Company intends to fund or acquire. The Company will likely have liquidity problems if it cannot raise sufficient funds to operate. The Company could also face liquidity problems in the event that the deal flow of potential loans and/or properties available to fund or acquire outpaces our ability to obtain capital to fund these opportunities. Liquidity problems will limit the Company’s diversification in terms of type, number and size of loans we make and real property we are able to acquire. Liquidity is further impacted by performance of the specific loans we make and real property assets we acquire. Our ability to liquidate our assets is also partially dependent upon the state of real estate markets and the ability of borrowers and homebuyers to obtain financing at reasonable rates. We are working diligently to deploy our cash on hand by originating new senior secured loans through our Manager’s expanding pipeline of borrower applications and real property acquisition targets. However, there can be no assurance that this strategy will be successful. The Company’s cash balance may not be sufficient to fund the Company’s levels of operations for any period of time. The Company intends to continuously offer Membership Interests to Investors on an ongoing basis to operate its business plan.

Potential future sources of capital include secured or unsecured financings from our Manager, banks, or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations described throughout this Annual Report and the Company’s Offering Circular. Note that, currently, we have not identified any additional source of financing, other than the proceeds from this offering and our guidance line of credit from our Manager, and there is no assurance that such sources of financing will be available on favorable terms or at all.

The Manager is in the process of amending the Company’s Offering Circular to further clarify the terms of the rescission offer described in the Offering Circular as filed with the Securities & Exchange Commission on April 6, 2020. The Company intends to offer to repurchase membership interests from Company members who purchased membership interests between August 30, 2019 and December 20, 2019, subject to requalification of the offering by the Securities & Exchange Commission. The rescission offer would allow investors to receive a refund of their investment at the price of their initial capital contribution, plus interest at the current statutory rate per year (as determined by state law in the state the investor resides), from the date they were purchased through the date the investor elects to rescind minus any income received on the Membership Interests during the time they were held by the investor. The Company intends to fund the rescission offer with $100,000 of cash on hand and $525,000 of additional funds from the Manager. If a significant number of investors to whom rescission has been offered, accept the offer, the Company’s liquidity and capital resources would be adversely impacted.

Outlook and Recent Trends

The Company anticipates its deployment of capital to increase through December 31, 2024, as the Company and Manager continue to expand their borrower and lender networks, although there can be no assurance that such increase in capital deployment will occur. Importantly, and potentially increasing pipeline of funding opportunities can bring with it liquidity challenges as described above.

The Manager employs strategies of reviewing broad economic trends in making investment decisions according to trends in the real estate market because those trends are how we seek to make our risk-adjusted investment decision. The Federal Reserve has begun their expected rate cutting cycle, and although it is only in the beginning stages of the rate cutting cycle, is expected to continue cutting rates. Recent events indicate the Federal Reserve may cut rates at a slower pace in the short-term than many commentators initially anticipated, meaning that the potential for greater capital deployment could be achieved as rates continue to come down. We hope that real estate assets acquired during this period of depressed pricing and falling interest rates will drive returns in the future, although there can be no assurance. We also note that changing political administrations and changing policies will (and have) likely impacted the economy both domestically and internationally. These impacts could come in the from the deregulation of the financial sector, implementation of tariffs, reduced immigration, and lower taxes, among other policies. We expect that this will result in a more business-friendly environment with a less burdensome regulatory environment, increased liquidity in financial markets, but also the potential for market volatility and higher costs for ourselves and our borrowers in terms of construction rehab projects and property development. These variables have the potential to not only drive up investment demand but also further reduce future real estate supply, intensifying existing supply constraints, which may cause in even great appreciation in real estate asset values.

The Manager anticipates that other material trends or uncertainties, favorable or unfavorable, including economic conditions affecting the commercial loan and residential real estate industry and real estate generally, may be reasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from the operation of our assets.

Item 3. Directors and Officers

Manager / Executive Officers / Significant Employees

Name	Position	Age	Term of Office
Michael Jerrow	Chief Operating Officer of the Manager	47	June 2020
Lee Aaron Arnold	CEO, and Director of Manager	48	December 2011
Jaclyn Genemarie Olsen- Arnold	President and Director of Manager	48	December 2011
Amy Nelson	Chief Financial Officer of the Manager	52	December 2023

Compensation of Directors and Executive Officers

The Company does not have executives. It is operated by our Manager. No portion of the officers’ compensation was paid by the Company and we will not reimburse our Manager for any portion of the salaries and benefits to be paid to its executive officers. All the Managers’ employees shall be compensated by Secured Investment Corp. and, accordingly, the Company will not directly pay any compensation to the officers of the Manager.

Item 4. Security Ownership of Management and Certain Securityholders

No executive officers or other management own any securities of the Company greater than 10%.

Item 5. Interest of Management and Others in Certain Transactions

For further details, please see Note 9, Related Party Transactions in the Audited Financial Statements below.

We are subject to various conflicts of interest arising out of our relationship with our Manager and their affiliates. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we have adopted to mitigate some of the risks posed by these conflicts.

General

Our Manager and its affiliates will experience conflicts of interest in connection with the management of our business. Currently, the Company intends to conduct most of its business of funding, making, acquiring, and/or purchasing loans from loans that are brokered by the Manager. The Manager currently manages a separate offering of membership interests, similar to this Company. The Manager is raising capital on behalf of Secured Investment High Yield Fund II, LLC (“SIHYF II”) in order to invest in loans and acquire properties or portfolios of properties. SIHYF II’s offering is exempt from registration under Rule 506 of Regulation D of the Act. Since the Company may solely be funding loans that are originated by the Manager, this may result in the principals of the Company engaging in transactions that are not to the best advantage of the Company and could be perceived as more financially advantageous to the Manager. Notwithstanding the foregoing, the Company intends to invest in loans that are in best interests of the Company and the Loans will have terms that are commercially reasonable and advantageous to the Company.

Some of the material conflicts that our Manager and its affiliates may face include the following:

●	Our Manager must determine which investment opportunities to recommend to us and other entities affiliated with our Manager. Our Manager has previously managed, as of the date of this offering circular, one privately offered real estate fund that may have similar investment criteria to our own. It is possible that this fund could compete with us for investment opportunities.

●	Our Manager will have to allocate their time among us, our Manager’s business and other programs and activities in which they are involved, including, potentially, additional private or publicly offered investment funds.

Allocation of Manager’s and Affiliates’ Time

We rely on our Manager for the day-to-day operation of our business. As a result of their interests in other affiliates of our Manager, their obligations to other investors, and the fact that they engage in and will continue to engage in other business activities on behalf of themselves and others, they will face conflicts of interest in allocating their time among us, our Manager and other affiliates of our Manager and other business activities in which they are involved. However, we believe that our Manager and its affiliates have sufficient professionals to fully discharge their responsibilities to the affiliates of our Manager for which they work. Our Manager’s officers and directors and the key real estate and debt finance professionals of our manager performing services on behalf of our Manager are also officers, directors, managers and/or key professionals of Secured Investment High Yield Fund II, LLC. As a result, they owe duties to each of these entities, their shareholders, members and limited partners. These duties may from time to time conflict with the duties that they owe to us.

Item 6. Other Information

Items that would be required to be disclosed under “Item 4. Changes in Issuer’s Certifying Accountant” on Form 1-U

The Company’s former independent accountant, Armanino LLP, who was previously engaged as the principal accountant to audit the Company’s financial statements in the most recent previous fiscal year (Form 1-K filed in April 2024) was dismissed on or about September 26, 2024. Armanino LLP’s report on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

The decision to change accountants was recommended or approved by the Manager, as the change in accountants resulted from the decision to seek cost savings by engaging a new independent accountant as the principal accountant to audit the Company’s financial statements.

During the Company’s two most recent fiscal years and subsequent interim period preceding dismissal of Armanino LLP, there were no disagreements between the Company and Armanino LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Armanino LLP, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

In addition, on or about November 19, 2024, Cathedral CPAs & Advisors, LLP was engaged as the new principal accountant to audit the Company’s financial statements, including those filed with this Form 1-K.

Armanino

2700 Camino Ramon

Suite 350

San Ramon, CA 94583-5004

925 790 2600	main
925 790 2601	fax

armanino.com

April 28, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read the statements made by Circle of Wealth Fund III LLC included under Item 6 of its Annual Report on Form 1-K, to be filed with the Securities and Exchange Commission. We agree with the statements concerning our Firm contained therein.

Sincerely,

Armanino LLP

Item 7. Financial Statements

Circle of Wealth Fund III, LLC

REPORT TO

THOSE CHARGED WITH GOVERNANCE

FOR THE YEAR ENDED DECEMBER 31, 2024

Index to Audited Financial Statements of Circle of Wealth Fund III, LLC

925 977 4000 INFO@CATHEDRALCPAS.COM 2300 CONTRA COSTA BLVD. SUITE 425 PLEASANT HILL, CA 94523

INDEPENDENT AUDITOR’S REPORT

To the Members

Circle of Wealth Fund III, LLC

Coeur d’Alene, Idaho

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Circle of Wealth Fund III, LLC, which comprise the balance sheet as of December 31, 2024, and the related statements of income, changes in members’ equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Circle of Wealth Fund III, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Circle of Wealth Fund III, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

As discussed in Note 3 to the financial statements, the financial statements of Circle of Wealth Fund III, LLC as of and for the year ended December 31, 2023, were audited by another auditor whose report dated April 24, 2024, included an emphasis-of-matter paragraph that described that the entity has adopted FASB Topic 326, Financial Instruments – Credit Losses, and expressed an unmodified opinion on those statements. Subsequently, management identified a misapplication of FASB Topic 326, and such financial statements have been adjusted to correct for such misapplication. We audited the adjustments described in Note 3 that were applied to the financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Circle of Wealth Fund III, LLC’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Circle of Wealth Fund III, LLC’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Circle of Wealth Fund III, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Pleasant Hill, California

April 30, 2025

925 977 4000 INFO@CATHEDRALCPAS.COM 2300 CONTRA COSTA BLVD. SUITE 425 PLEASANT HILL, CA 94523

April 30, 2025

Circle of Wealth Fund III, LLC

To Amy Nelson

Coeur d’Alene, Idaho

Dear Amy Nelson:

We have audited the financial statements of Circle of Wealth Fund III, LLC for the year ended December 31, 2024 and have issued our report thereon dated April 30, 2025. Professional standards require that we provide you with certain information related to our audit.

This report to those charged with governance summarizes our audit, the scope of our engagement, communications required by our professional standards, communications about internal control related matters identified in our audit and our observations relating to certain business issues being faced by the Fund. We received the full support and assistance of the Fund’s personnel. We continually strive to improve the quality of our audit services, as well as to meet and exceed your expectations.

This report is intended solely for the use of management of the Fund, and is not intended to be and should not be used by anyone other than these specified parties.

We appreciate this opportunity to present this information to you. If you have any questions or comments, please feel free to contact us.

Sincerely,

Pleasant Hill, CA

Circle of Wealth Fund III, LLC

Balance Sheets

December 31, 2024 and 2023

	2024	2023
ASSETS
Cash and cash equivalents	$25,471	$1,506,915
Mortgage interest receivable	57,296	46,399
Interest-only strip receivables	98,126	69,052
Prepaids and other assets	45,973	77,979
	226,866	1,700,345
Mortgage loans receivable held for sale	7,228,300	5,688,980
Deferred loan origination fees	(62,010)	(32,352)
	7,166,290	5,656,628
Finance right-of-use asset, net	785,875	813,612
Leasehold improvements	182,759	161,836
	968,634	975,448
Real estate owned	1,436,582	1,247,241

Total assets	$9,798,372	$9,579,662

LIABILITIES
Accounts payable and accrued expenses	$45,914	$15,927
Asset management fees payable	-	12,522
Performance fee payable	-	2,607
Accrued distributions payable	-	9,337
Financing lease liability	704,938	710,942
Mortgage notes payable	197,220	693,707
Total liabilities	948,072	1,445,042
COMMITMENTS AND CONTINGENCIES (Note 11)
MEMBERS’ EQUITY
Membership units, $1,000 par, 50,000 units authorized and 7,002.918 and 6,857.780 units outstanding as of December 31, 2024 and 2023, respectively	7,002,918	6,857,780
Retained earnings	1,847,382	1,276,840
Total members’ equity	8,850,300	8,134,620
Total liabilities and members’ equity	$9,798,372	$9,579,662

See accompanying notes.	F-5

Circle of Wealth Fund III, LLC

Statements of Income

Years Ended December 31, 2024 and 2023

	2024	2023

REVENUES
Mortgage interest income	$753,548	$686,670
Net gains on sales of loans	197,748	131,029
Loan origination fee income	92,372	78,529
Net gains (losses) on sales of real estate owned	(14,801)	48,161
Late fee and other income	51,616	39,389
Rent revenue	175,995	71,016
Closing fee income	10,957	5,882
Total revenues	1,267,435	1,060,676

OPERATING EXPENSES
Asset management fees	134,146	141,188
Unrealized losses on assets held at fair value	29,499	61,822
Right-of-use asset amortization	27,737	18,491
Professional fees	208,396	164,286
Performance fees	82,740	83,557
Property expenses	98,142	39,827
Interest expense	41,928	25,120
Other operating expenses	95,507	66,943

Total operating expenses	718,095	601,234

OTHER INCOME
Interest income	21,202	4,156

Total other income	21,202	4,156

NET INCOME	$570,542	$463,598

Income per unit attributable to members	$66.47	$59.62

Weighted-average number of membership units outstanding	8,582.81	7,775.83

Distributions declared per unit	$64.71	$70.83

F-6	See accompanying notes.

Circle of Wealth Fund III, LLC

Statements of Changes in Members’ Equity

Years Ended December 31, 2024 and 2023

	Membership Units		Retained	Members’
	Units	Amount	Earnings	Equity
December 31, 2022	6,225.301	$6,225,301	$813,242	$7,038,543
Proceeds from issuance of membership units	2,478.369	2,478,369	-	2,478,369
Distributions declared on membership units	(550.780)	(550,780)	-	(550,780)
Redemption of membership units	(1,295.110)	(1,295,110)	-	(1,295,110)
Net income	-	-	463,598	463,598
December 31, 2023	6,857.780	6,857,780	1,276,840	8,134,620
Proceeds from issuance of membership units	1,818.811	1,818,811	-	1,818,811
Distributions declared on membership units	(555.364)	(555,364)	-	(555,364)
Redemption of membership units	(1,118.309)	(1,118,309)	-	(1,118,309)
Net income	-	-	570,542	570,542
December 31, 2024	7,002.918	7,002,918	$1,847,382	$8,850,300

See accompanying notes.	F-7

Circle of Wealth Fund III, LLC

Statements of Cash Flows

Years Ended December 31, 2024 and 2023

	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$570,542	$463,598
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized loss on assets held at fair value	29,499	61,822
Net gains on sales of loans	(197,748)	(131,029)
Net (gains) losses on sales of real estate owned	14,801	(48,161)
Right-of-use asset amortization	27,737	18,491
Change in operating assets and liabilities
Mortgage loans funded	(16,562,628)	(12,171,848)
Proceeds from payoffs or sales of mortgage loans receivable	14,702,691	13,063,292
Mortgage interest receivable	(10,897)	5,460
Interest-only strip receivables	(29,074)	29,849
Prepaids and other assets	32,006	(77,979)
Accounts payable and accrued expenses	29,987	6,976
Asset management fees payable	(12,522)	2,445
Performance fee payable	(2,607)	1,266
Due to related party	-	(99,050)

Net cash provided by (used in) operating activities	(1,408 213)	1,125,132

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of real estate owned	(900,995)	(646,008)
Capitalized improvements on real estate owned	(126,504)	(148,219)
Proceeds from sales of real estate owned	1,341,881	812,606
Capitalized improvements on finance lease	(20,923)	(161,836)

Net cash provided by (used in) investing activities	293,459	(143,457)

CASH FLOWS FROM FINANCING ACTIVITIES

Finance lease liability	(6,004)	(121,161)
Principal payments on mortgage notes payable	(496,487)	(28,553)
Members’ contributions	1,818,811	2,478,369
Members’ distributions	(564,701)	(547,822)
Members’ capital redemptions	(1,118,309)	(1,295,110)

Net cash provided by (used in) financing activities	(366,690)	485,723

NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,481,444)	1,467,398

CASH AND CASH EQUIVALENTS, January 1	1,506,915	39,517

CASH AND CASH EQUIVALENTS, December 31	$25,471	$1,506,915

F-8	See accompanying notes.

Circle of Wealth Fund III, LLC

Statements of Cash Flows

Years Ended December 31, 2024 and 2023

	2024	2023
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for taxes	$27,930	$18,846
Cash paid for interest	$41,928	$25,120
SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES
Members’ earnings distributions included in accrued distributions payable	$-	$9,337
Right-of-use asset obtained in exchange for financing lease liability	$-	$832,103
Real estate acquired with mortgage note payable financing	$70,000	$722,260
Real estate acquired through foreclosure	$548,022	$-

See accompanying notes.	F-9

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 1 – Nature of Operations

Circle of Wealth Fund III, LLC (the “Fund”) is an Idaho limited liability company that was organized to make, fund, originate, refinance, purchase, sell and/or otherwise acquire loans secured by first or junior position deeds of trust or mortgages on non-owner occupied residential and commercial properties located throughout the United States; and acquire, develop, rehabilitate, and/or hold and/or sell non-owner occupied real estate located throughout the United States. The Fund is managed by Secured Investment Corp., a Wyoming corporation (the “Manager”). The Fund receives certain operating and administrative services from the Manager, some of which are not reimbursed to the Manager. The Fund’s financial position and results of operations would likely be different absent this relationship with the Manager.

The Fund will continue indefinitely unless dissolved under provisions of the operating agreement at an earlier date.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Fund have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (U.S. GAAP) and reflect all significant receivables, payables and other liabilities.

Risks and uncertainties - The Fund’s business and operations are sensitive to general business and economic conditions in the United States along with local, state, and federal governmental policy decisions. A host of factors beyond the Fund’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to fund loans and acquire real estate as well as potential changes to Regulation A. Adverse developments in these general business and economic conditions could have a material adverse effect on the Fund’s financial condition and the results of its operations.

Management estimates and related risks - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Such estimates relate principally to the determination fair value of mortgage loans receivable held for sale, fair value of interest-only strip receivables on loans sold and fair value of real estate owned and serving as collateral for Fund loans. Although these estimates reflect management’s best estimate, it is at least reasonably possible that a material change to these estimates could occur in the near term.

The fair value of real estate, in general, is impacted by current real estate and financial market conditions. Should these markets experience any significant declines, the resulting collateral values of the Fund’s loans and real estate owned will likely be negatively impacted. The impact to such values could be significant and as a result, the Fund’s actual loan losses and proceeds from disposition of real estate owned could differ significantly from management’s current estimates.

Cash and cash equivalents - The Fund considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. Cash on deposit occasionally exceeds federally insured limits. The Fund believes that it mitigates this risk by maintaining deposits with major financial institutions.

F-10

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Mortgage loans receivable held for sale – Mortgage loans, all of which the Fund intends to make available for sale to prospective investors, are stated at the lower of cost or fair value with any change in fair value accounted for as unrealized gains or losses. Mortgage loans make up the only class of financing receivables within the Fund’s lending portfolio. Loans are generally originated with terms of one to three years and are interest-only until maturity. The amortized cost basis of the mortgage loans held for sale includes net deferred fee revenues.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the loan shall be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral dependent, it is valued at the estimated fair value of the related collateral, less estimated selling expenses.

Interest is accrued daily on the principal of the loans. If events or changes in circumstances cause management to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as non-performing, and interest is no longer accrued. Any subsequent payments on non performing loans are applied to reduce the outstanding loan balances including accrued interest and advances.

The Fund has a policy for discontinuing the accrual of interest on loans after payments become greater than 90 days’ delinquent. Loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. The interest on these loans is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Interest-only strip receivables – Interest-only strip receivables represent the present value of residual cash flows the Fund expects to receive on mortgage loans receivable held for sale sold to third-party investors after having been originated by the Fund. These receivables are measured at fair value which is determined by estimating the future cash flows using assumptions of key factors, such as prepayment and default rates and discount rates appropriate for the type of asset and risk. The value of interest-only strip receivables could be affected by external factors, such as changes in the behavior patterns of customers and changes in the strength of the economy; therefore, actual performance could differ from these assumptions. The Fund evaluates the performance of the receivables relative to these assumptions on a regular basis. The Manager negotiates the interest-only strip to be earned by the Fund for loans sold on a case-by-case basis. The interest-only strip rates earned by the Fund during the year ended December 31, 2024 ranged from 0.25% to 4%. The Fund sold and retained a beneficial interest in the interest-only strip receivables of 81 loans totaling approximately $9,500,000 during the year ended December 31, 2024. The interest-only strip rates earned by the Fund during the year ended December 31, 2023 ranged from 0.5% to 3%. The Fund sold and retained a beneficial interest in the interest-only strip receivables of 108 loans totaling approximately $13,500,000 during the year ended December 31, 2023.

Real estate owned – Real estate purchased is recorded at cost. Costs of real estate improvements are capitalized, whereas costs relating to holding real estate are expensed. The portion of interest costs relating to development of real estate is capitalized.

F-11

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Real estate owned (continued) – Impairment losses of real estate owned is measured as the amount by which the carrying amount of a property exceeds its fair value less estimated costs to sell. Fair value is usually determined through a sales-comparison approach. Impairment losses of real estate held for use are determined by comparing the fair value less estimated costs to sell to the carrying amount of the property. If fair value less estimated costs to sell is less than the carrying amount of the property, impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value, less estimated costs to sell. Valuations are periodically performed by management, and any subsequent write downs are recorded as a charge to operations. Write ups are only allowed up to the original cost basis at the time of purchase or the net realizable value at the time of foreclosure.

Real estate acquired in full or partial settlement of loan obligations is recorded at its net realizable value, which is the fair value of the property less estimated costs to sell. The difference between net realizable value and the outstanding mortgage loan receivable balance results in a gain or loss that is recognized at the date of foreclosure.

Recognition of gains on the sale of real estate is dependent upon the transaction meeting certain criteria related to the nature of the property, terms of the sale and potential financing.

Fair value measurements – Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Fund determines the fair values of its assets and liabilities based on a fair value hierarchy that includes three levels of inputs that may be used to measure fair value (Level 1, Level 2, and Level 3).

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Fund has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Fund’s own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Fund’s own data.

The following methods and assumptions were used to estimate the fair value of financial instruments:

●	Mortgage loans receivable (Level 2 and 3). For loans where management determines the fair value of the collateral security is lower than the carrying value of the loan, the Fund records the loan as nonrecurring Level 2 if the fair value of the collateral is based on an observable market price or a current appraised value. If an appraised value is not available or the fair value of the collateral is considered below the appraised value and there is no observable market price, the Fund records the loan as nonrecurring Level 3.

●	Interest-only strip receivables (Level 3). For interest-only strip receivables, the Fund estimates the fair value using internal valuation models. The fair value of these receivables is determined by estimating the future cash flows using assumptions of key factors, such as prepayment and default rates and discount rates appropriate for the type of asset and risk.

F-12

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Fair value measurements (continued)-

●	Real estate owned (Level 2 or Level 3). At the time of acquisition, real estate owned is recorded at the property’s estimated fair value plus any senior indebtedness, less estimated costs to sell, as applicable. The Fund periodically compares the carrying value of real estate owned to the expected fair value of the property which is usually determined through a sales-comparison approach, net estimated costs to sell. If the carrying value exceeds the fair value less estimated costs to sell, the assets are reduced to estimated fair value. The Fund records real estate owned as nonrecurring Level 2 if the fair value of the collateral is based on an observable market price or a current appraised value. If an appraised value is not available or the fair value of the collateral is considered impaired below the appraised value and there is no observable market price, the Fund records the real estate held for sale as nonrecurring Level 3.

Assets are considered to be measured at fair value on a nonrecurring basis if a change in the fair value measurement of the instrument does not necessarily result in a change in the amount recorded on the balance sheets. Generally, nonrecurring valuation is the result of the application of other accounting pronouncements that require assets to be assessed for impairment or recorded at the lower of cost or fair value.

Subscription liabilities and subscription funds in transit – The Fund accepts subscription agreements and funds from prospective investors who wish to become members of the Fund. If the subscription funds are needed in the normal course of the Fund’s operations on any day other than the first day of the month, the subscription funds will be borrowed at an annual rate of 6% for the odd days within the month the borrowing took place. The Fund had no subscription liabilities as of December 31, 2024 and December 31, 2023. During the years ended December 31, 2024 and 2023, the Fund did not make any borrowings on the subscription funds.

Deferred loan origination fees – Loan origination fees represent amounts charged by the Fund to the borrowers for such things as points, loan processing fees, underwriting fees, and other similar charges. As all of the Fund’s loans are held for sale, the Fund defers recognition of the fees until the loan is sold.

Income taxes – The Fund is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Fund as an entity. Each individual member reports on their federal and state income tax returns their distributive share of Fund income, gains, losses, deductions, and credits, whether or not any actual distribution is made to such member during a taxable year.

The Fund has evaluated its current tax positions and has concluded that as of December 31, 2024 and 2023, the Fund does not have any significant uncertain tax positions for which a reserve would be necessary.

The Fund’s income tax returns are subject to review and examination by federal, state and local governmental authorities. As of December 31, 2024, there are three years open to examination by the Internal Revenue Service and various for state and local governmental authorities.

F-13

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Leases – The Fund leases one property under a finance lease agreement. The Fund determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on the balance sheet. Finance leases are included in finance lease right-of-use assets and finance lease liabilities on the balance sheet. In 2024 and 2023, the Fund had no operating leases.

ROU assets represent the Fund’s right to use an underlying asset for the lease term and lease liabilities represent the Fund’s obligation to make lease payments arising from the lease. Operating and finance lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the Fund’s lease agreement does not specify an implicit rate, the Fund uses a risk-free rate based on the information available at the commencement date in determining the present value of lease payments. The finance lease ROU asset is amortized on a straight-line basis over the lease term.

Revenue Recognition – Mortgage interest income on performing loans is recognized as revenue when earned according to the contractual terms of the loan agreement.

Realized gains on sale of real estate owned is recognized at closing in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606).

Transfers of Financial Assets – Transfers of financial assets are accounted for as sales when control over the asset has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Fund, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Fund does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Reclassifications – Certain amounts in the financial statements for prior year have been reclassified to conform to the current financial statement presentation. The results of these reclassifications are not considered material and have no effect on previously reported net income or members’ equity. Refer to Note 3 for changes in connection with the misapplication of accounting policies.

Subsequent events – The Fund has evaluated subsequent events through April 30, 2025 the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Fund’s financial statements.

F-14

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 3 – Misapplication of Accounting Policies

For the year ended December 31, 2023 the Fund adopted and implemented FASB Topic 326, Financial Instruments – Credit Losses, related to its allowance for credit losses associated with mortgage loans receivable held for sale. Subsequent to the issuance of the financial statements for the year ended December 31, 2023, the Manager determined that FASB Topic 326 is not applicable because mortgage loans receivable held for sale are accounted for under the lower of cost or market method. FASB Topic 326 is applicable only to mortgage loans receivables carried at amortized costs. Therefore, the financial statements no longer reflect the adoption and implementation of FASB Topic 326 and now reflects mortgage loans receivable held for sale at lower of cost or fair value with any change in fair value accounted for as unrealized gains or losses, as appropriate.

Note 4 – Fund Provisions

The Fund is an Idaho limited liability company. The rights, duties and powers of the members of the Fund are governed by the operating agreement and the Idaho Limited Liability Company Act. The following description of the Fund’s operating agreement and offering circular provides only general information. Members should refer to the Fund’s operating agreement and offering circular for a more complete description of the provisions. The Manager is in complete control of the Fund business, subject to the voting rights of the members on specified matters. The Manager acting alone has the power and authority to act for and bind the Fund.

Members representing a majority of the outstanding Fund membership interests may approve or disapprove any of the following matters: (i) the Fund’s merger with or conversion into another entity; (ii) causing the Fund to incur debt which would exceed the amount provided for in the offering circular; (iii) a transaction, not expressly permitted by the operating agreement or offering circular, involving a conflict of interest between the Manager and the Fund; (iv) remove the Manager if: (1) the Manager is convicted or found liable for an act of gross negligence or fraud which materially lowers the net asset value of the Fund, and (2) the holders of at least a majority of the outstanding membership interests vote in favor of such removal; (v) election of a successor manager; (vi) amendments to the operating agreement.

Profits and losses – Profits and losses accrued during any accounting period shall be allocated among the members in accordance with their respective membership interests maintained throughout that accounting period.

Fund expenses – The Fund shall bear all costs and expenses associated with the operation of the Fund, including, but not limited to, the annual tax preparation of the Fund’s tax returns, any state and federal income tax due, legal fees, accounting fees, filing fees, and any required independent audit reports required by agencies governing the business activities of the Fund, foreclosure costs and expenses associated with the foreclosing on assets, costs associated with force placed insurance, and costs and expenses associated with the disposition of assets.

Distributions – The Fund will make distributions of one hundred percent of net available proceeds from operations to all members payable monthly. The Fund will make all distributions to the members in proportion to the membership interest they held during the period for which the distribution is declared until each member has received six percent (6%) non-cumulative annual return. If returns are higher than 6% non-cumulative annual return, the remaining funds will be distributed 50% to the members in proportion to their membership interests and 50% to the Manager as a performance fee.

F-15

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 4 – Fund Provisions (continued)

Liquidity, capital withdrawals, and early withdrawals – There is no public market for interests of the Fund and none is expected to develop in the foreseeable future. There are substantial restrictions on transferability of membership interests. Any transferee must be a person that would have been qualified to purchase a member unit in the offering and a transferee may not become a substituted member without the consent of the Manager.

A member may withdraw as a member of the Fund and may receive a return of capital provided that the following conditions have been met: (i) the member has been a member of the Fund for a period of at least twelve (12) months; and (ii) the member provides the Manager with a written request for a return of capital at least 90 days prior to such withdrawal. Once the withdrawal is approved by the Manager, the Member may only withdraw up to 25% percent of the total withdrawal amount each following calendar quarter until the full amount is withdrawn. The Fund will use its best efforts to honor requests for a return of capital subject to, among other things, the Fund’s then cash flow, the amount of Fund reserves and the Fund’s then-current financial condition.

Note 5 – Real Estate Owned

Real estate owned activity during the years ended December 31, 2024 and 2023 was as follows:

	2024	2023
Beginning balance as of January 1	$1,247,241	$595,563
Purchase of real estate	900,996	1,368,268
Real estate acquired via foreclosure	548,022	-
Capitalized improvements	126,504	148,219
Sales of real estate owned	(1,386,181)	(864,809)
Balance as of December 31:	$1,436,582	$1,247,241

F-16

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 6 – Fair Value of Financial Measurements

The following table presents the Fund’s assets measured at fair value at December 31, 2024 (there were no transfers between categories in 2024):

	Level 1	Level 2	Level 3	Total
Interest-only strip receivables	$-	$-	$98,126	$98,126
Real estate owned	-	-	264,022	264,022
	$-	$-	$362,148	$362,148

There were no mortgage loan receivables with fair value less than cost as of December 31, 2024.

The following table presents the Fund’s assets measured at fair value at December 31, 2023 (there were no transfers between categories in 2023):

	Level 1	Level 2	Level 3	Total
Interest-only strip receivables	$-	$-	$69,052	$69,052
Mortgage loan receivables adjusted to fair value	-	140,000	-	140,000
	$-	$140,000	$69,052	$209,052

The valuation techniques used for fair value Level 3 assets during the year ending December 31, 2024, are shown in the following table:

	Fair Value	Valuation Technique	Unobservable Input	Discount Rate
Interest-only strip receivables	$98,126	Discounted cash flow	Discounted Rate	10%

The valuation techniques used for fair value Level 3 assets during the year ending December 31, 2023, are shown in the following table:

	Fair Value	Valuation Technique	Unobservable Input	Discount Rate
Interest-only strip receivables	$69,052	Discounted cash flow	Discounted Rate	10%

There were no liabilities measured at fair value on a non-recurring basis in 2024 or 2023.

F-17

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 7 – Mortgage Notes Payable

In March 2023, the Fund entered into a mortgage payable obligation in the amount of $162,220 associated with the purchase of real estate. Commencing in April 2023 and through April 2048, the maturity date, the mortgage requires monthly payments of $885 of principal and interest. The mortgage bears interest at a rate of 4.5%. Additionally, in March 2023, the Fund entered into a second mortgage payable obligation in the amount of $67,519 associated with the purchase of the same real estate. No payments are required until the debt matures. The original maturity date was March 2024. In 2024, this debt was modified to extend the maturity date to March 2025 with monthly principal payments of $3,000. This mortgage debt is non-interest bearing. The mortgage notes payable had an outstanding balance of $197,220 and $223,403 at December 31, 2024 and 2023, respectively.

In June 2023, the Fund entered into a mortgage payable obligation in the amount of $213,017 associated with the purchase of real estate. Commencing in July 2023 and through December 2048, the maturity date, the mortgage requires monthly payments of $1,103 of principal and interest. The mortgage bears interest at a rate of 5.0%. The mortgage note payable had an outstanding balance of $198,340 at December 31, 2023. The mortgage payable was paid off during 2024 as a result of the sale of the underlying property.

In September 2023, the Fund entered into a mortgage payable obligation in the amount of $279,504 associated with the purchase of real estate. Commencing in October 2023 and through December 2048, the maturity date, the mortgage requires monthly payments of $1,553 of principal and interest. The mortgage bears interest at a rate of 4.75%. The mortgage note payable had an outstanding balance of $271,964 at December 31, 2023. The mortgage payable was paid off during 2024 as a result of the sale of the underlying property.

Interest expense on the mortgage notes payables totaled $6,939 and $8,630 for the years ended December 31, 2024 and 2023, respectively.

Future contractual maturities of mortgage notes payable are as follows:

Year ending December 31,

2025	$48,871
2026	4,029
2027	4,214
2028	4,408
2029	4,610
Thereafter	131,088
$197,220

F-18

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 8 – Leases

During 2023, the Fund entered into a finance lease for real estate that is scheduled to expire in April 2028. This lease calls for monthly payments of $3,625, including a balloon payment due April 2028. At December 31, 2024, the finance lease ROU asset and finance lease liability amounted to $785,875 and $704,938, respectively. In conjunction with the lease, the Fund entered into an option to purchase the leased real estate. The option becomes effective on January 2, 2026 and expires on May 1, 2028. If the option is exercised, the purchase price will be $750,000 with a credit applied in the amount of $100,000 which represents the consideration paid for the option.

Additional information related to the lease is as follows:

	2024	2023
Financing lease cost:
Amortization of ROU asset	$27,737	$18,491
Interest on lease liability	33,482	16,490
Total lease cost	$61,219	$34,981

	2024	2023
Other information:
Cash paid for amounts included in the measurement of lease liabilities	$39,486	$20,907
ROU asset obtained in exchange for lease obligation	$0	$832,103
Weighted-average remaining lease term	28.35 years	29.35 years
Weighted-average discount rate	3.64%	3.64%

Future minimum lease payments under the non-cancellable financing lease as of December 31, 2024 is as follows:

Year ending December 31,

2025	$43,503
2026	43,503
2027	43,503
2028	652,645
Less: imputed interest	(78,216)
$704,938

F-19

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 9 – Related Party Transactions

Loan origination fees – At the closing of a target asset, a borrower will pay origination points. The origination points shall be disbursed at the closing of a target asset in the following manner: 80% to the Manager or an affiliated company and 20% to the Fund. The Fund recognized loan origination fees of $92,372 and $78,529 for the years ended December 31, 2024 and 2023, respectively.

Loan servicing fees – Fund loans are serviced by a third-party servicer and a related party servicer selected by the Manager. The loan servicing companies will receive compensation from the Fund for performing these loan servicing activities. The loan servicing companies may also be entitled to retain up to 100% of any late fees and all fees for payoff demand statements and related documents and return check charges. Loan servicing fees amounted to $20,780 and $19,106 for the years ended December 31, 2024 and 2023, respectively, and are included in the other operating expenses on the accompanying statements of income.

Asset management fees – The Manager earns asset management fees of 1.75% of the Fund’s total asset base as of the last day of the calendar month. The asset management fees are payable beginning on the first day of the first calendar month after the first deployment. Asset management fees earned by the Manager amounted to $134,146 and $141,188 for the years ended December 31, 2024 and 2023, respectively. Asset management fees payable were $0 and $12,522 at December 31, 2024 and 2023, respectively.

Performance fees – As described in Note 3, after payment to members of a priority return, the Manager is eligible to receive performance fees. Performance fees earned by the Manager amounted to $82,740 and $83,557 for the years ended December 31, 2024 and 2023. Performance fees payable were $0 and $2,607 at December 31, 2024 and 2023, respectively.

Operating expenses – The Manager shall be entitled to reimbursement by the Fund for all reasonable and customary expenses incurred in the formation of the Fund and in the ongoing management of the Fund.

Loan brokerage fees – For its services in connection with the selection and origination of Fund loans, the Manager charges loan brokerage fees to the borrowers. These fees are paid directly by the borrowers and are not expenses of the Fund.

Rehabilitation services – Arnold Professional Holdings, Inc. (APH), a Washington corporation, is owned by the Chief Executive Officer (CEO) of the Manager. APH is a Washington licensed, bonded, and insured general contractor. APH provides general construction services to the Fund in the state of Washington and Idaho, which may include repairing, renovating, and improving real estate investments. APH will receive compensation for its services equal to cost plus twenty percent (20%) plus up to an additional fifteen percent (15%) bonus on the net profit from the sale of the real estate investment after deducting all costs (including rehabilitation expenses) and selling expenses.

During the years ended December 31, 2024 and 2023, the Fund paid $97,377 and $289,014 in rehabilitation services, including compensation as described above, to APH.

Property management fees – Cogo Realty, LLC (Cogo), is owned by the Chief Executive Officer (CEO) of the Manager. Cogo provides property management services to the Fund for rental properties held in the states of Washington and Idaho. Property management fees amounted to $19,978 and $6,506 for the years ended December 31, 2024 and 2023, respectively, and are included in the property expenses on the accompanying statements of income.

F-20

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 9 – Related Party Transactions (continued)

Selling expenses – The CEO of the Manager, is a licensed real estate agent with Keller Williams. The CEO will be retained as the exclusive listing agent for all real estate investments in the state of Washington. The Fund will pay the customary six percent (6%) real estate commission for all real estate investment sold to be shared equally by the listing agent and buyer’s agent unless otherwise agreed.

In addition, there will be instances where a real estate investment listing will be given to a licensed real estate agent in another market who pays a referral fee for the listing. It is not uncommon for a referring agent to receive a 20%-40% share of the commission which will be paid to the listing agent in that market.

Real estate purchases – During 2024, the Fund purchased real estate from another equity fund under the same manager which totaled $773,500. The real estate purchased is included in the balance of real estate held on the accompanying balance sheet as of December 31, 2024. No real estate was purchased from related parties in 2023.

Note 10 – Loan Concentrations and Characteristics

The loans are secured by recorded deeds of trust or mortgages with the following characteristics as of December 31, 2024 and 2023:

	2024	2023
Number of secured loans outstanding	44	40
Total secured loans outstanding	$7,228,300	$5,688,980
Average secured loan outstanding	164,280	$142,224
Average secured loan as a percentage of total loans	2.27%	2.50%
Average secured loan as a percentage of members’ equity	1.86%	1.75%
Largest secured loan outstanding	$535,425	$354,002
Largest secured loan as a percentage of total loans	7.41%	6.22%
Largest secured loan as a percentage of members’ equity	6.05%	4.35%
Number of secured loans over 90 days past due in interest and still accruing	-	-
Approximate investment in secured loans over 90 days past due in interest and still accruing	-	-
Number of secured loans in foreclosure	-	1
Approximate principal of secured loans in foreclosure	-	$84,000
Number of secured loans on non-accrual status	-	2
Approximate investment in secured loans on non-accrual status	-	$224,000
Number of secured loans adjusted to fair value	-	1
Approximate investment in secured loans adjusted to fair value	-	$140,000
Average investment in secured loans adjusted to fair value	-	$70,000
Approximate amount of foregone interest on loans adjusted to fair value	-	$20,000
Estimated amount of unrealized loss on loans adjusted to fair value	-	$70,000

F-21

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 10 - Loan Concentrations and Characteristics (continued)

	2024	2023
Number of secured loans over 90 days past maturity	1	1
Approximate principal of secured loans over 90 days past maturity	$129,500	$84,000
Number of states where security is located	22	19
Number of counties where security is located	36	29

The Fund’s secured loans are located in various states as follows:

	2024		2023
	Loan Balances	Percentage	Loan Balances	Percentage
New York	$863,000	11.94%	$-	-
Rhode Island	774,000	10.71%	-	-
Pennsylvania	-	-	805,380	14.16%
Missouri	-	-	776,272	13.64%
Other*	5,591,300	77.35%	4,107,328	72.20%
	$7,228,300	100%	$5,688,980	100%

*	Other does not include any states with loan concentrations greater than 10%.

The Fund’s secured loans are located in various counties as follows:

	2024		2023
	Loan Balances	Percentage	Loan Balances	Percentage
Saint Louis City, Missouri	$-	-	$622,272	10.94%
Other*	7,228,300	100.00%	5,066,708	89.06%
	$7,228,300	100%	$5.688,980	100%

*	Other does not include any counties with loan concentrations greater than 10%.

The following categories of secured loans were held as follows:

	2024	2023
First trust deeds or mortgages	$7,228,300	$5,688,980
Loans by type of property
Non-owner occupied residential (1-4 units)	$7,228,300	$5,688,980

F-22

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 10 - Loan Concentrations and Characteristics (continued)

The schedule below presents the status of the secured loans with regards to interest payments as follows:

	2024	2023
Days outstanding	$7,102,300	$5,464,980
Current (0 to 30 days)	126,000	-
31 to 90 days	-	224,000
91 days and greater	$7,228,300	$5,688,980

The future maturities of secured loans are as follows:

Year ending December 31,
2025	$6,525,600
2026	510,000
2027	192,700
$7,228,300

Scheduled maturities for 2025 include one loan totaling approximately $129,000 that was past due at December 31, 2024. Due to the fact that the Fund’s loans are held for sale there is a likelihood that loans will be sold before maturity. Therefore, the above tabulation is not a forecast of future cash collections.

Note 11 – Commitments and Contingencies

Legal proceedings - The Fund is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a significant adverse effect on the results of operations or financial position of the Fund.

Recission Offer -

The Manager is in the process of amending the Fund’s Offering Circular to further clarify the terms of the recission offer described in the Offering Circular as filed with the Securities & Exchange Commission on April 6, 2020. The Fund intends to offer to repurchase membership interests from Fund members who purchased membership interests between August 30, 2019 and December 20, 2019, subject to requalification of the offering by the Securities & Exchange Commission. The recission offer would allow investors to receive a refund of their investment at the price of their initial capital contribution, plus interest at the current statutory rate per year (as determined by state law in the state the investor resides), from the date they were purchased through the date the investor elects to rescind minus any income received on the membership interests during the time they were held by the investor. The total amount which could be requested for refund by current fund investors is $289,000. In furtherance of this plan, the Manager filed an amended Offering Circular via Form 1-A with the Securities & Exchange Commission (“SEC”) on August 22, 2024. The SEC issued initial comments regarding the amended Form 1-A and the Manager, through its counsel, remain in dialogue with the SEC to resolve the comments, further amend, and seek final qualification of the amended Offering Circular. As of March 26, 2025, the amended Offering Circular remains unqualified and under review by the SEC. Simultaneously, the Manager is continuing to work with state regulators to resolve this matter and intends to finalize the amendments to its Offering Circular in cooperation with the state regulators as well.

F-23

CONTENTS

December 31, 2024 Audit Results

Summary of What We Agreed to Do	9

Required Communications	10-15

Communication about Internal Control Related Matters Identified in an Audit	16

Summary of What We Agreed to Do

Our Approach

As discussed with management, our audit plan represented an approach responsive to the assessment of risk for the Fund. Specifically, we designed our audit to:

►	Issue an opinion on the financial statements of the Fund

►	Issue the necessary reports and opinion in accordance with accounting principles generally accepted in the United States of America

Significant Risks Identified

►	Management override of controls

►	Improper revenue recognition

►	Significant accounting estimates in regard to fair value measurements of non-performing mortgage loans receivables and real estate owned

Our Approach to Internal Control Relevant to the Audit

-	We have provided our comments regarding significant control deficiencies and other matters noted during our audit in a separate letter to you dated April 30, 2025.

Required Communications

AU-C Section 260 and other professional standards require the auditor to provide those charged with governance with information pertaining to the auditor’s responsibilities with regard to the financial statement audit, the planned scope and timing of the audit, and significant audit findings or issues that are, in our professional judgment, relevant to the responsibilities of those charged with governance in overseeing the financial reporting process. These required communications are summarized below.

Area		Comments
1.	Auditors’ Responsibilities under U.S Generally Accepted Auditing Standards

As communicated in our engagement letter dated November 19, 2024, our responsibility, as described by professional standards, is to form and express an opinion about whether the financial statements that have been prepared by management with your oversight are presented fairly, in all material respects, in conformity with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of your respective responsibilities.

Management will acknowledge its responsibility for the Fund’s financial statements by signing the letter of representations addressed to Cathedral CPAs & Advisors, LLP.

We have provided our comments regarding significant control deficiencies and other matters noted during our audit in a separate letter to you dated April 30, 2025.

We will issue an unmodified opinion on the Fund’s financial statements as of December 31, 2024 and for the year then ended. Our audit opinion will be dated April 30, 2025

Our responsibility, as prescribed by professional standards, is to plan and perform our audit to obtain reasonable, rather than absolute, assurance about whether the financial statements and related disclosures are free of material misstatement. An audit of financial statements includes consideration of the system of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, as part of our audit, we considered the system of internal control of the Fund solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

We are also responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

Required Communications (Continued)

Area		Comments
2.	Planned Scope and Timing of the Audit

We conducted our audit consistent with the planned scope and timing we previously communicated to you.

3.	Compliance with All Ethics Requirements Regarding Independence

Generally accepted auditing standards require independence for all audits. The auditor should communicate with those charged with governance circumstances or relationships (for example, financial interests, business or family relationships, or non-audit services provided or expected to be provided) that, in the auditor’s professional judgment, may reasonably be thought to bear on independence, and that the auditor gave significant consideration to in reaching the conclusion that independence had not been impaired.

The engagement team, others in our firm, as appropriate, our firm, and our network firms have complied with all relevant ethical requirements regarding independence.

There were no relationships or other matters between the firm, network firms, and the entity that in the auditor’s judgment may be reasonably thought to bear on independence.

4.	Significant Risks Identified

We have identified the following significant risks:

		●	Management override of controls

		●	Improper revenue recognition

		●	Significant accounting estimates in regard to fair value measurements of non- performing mortgage loans receivables and real estate owned

5.	Qualitative Aspects of the Fund’s Significant Accounting Practices – Significant Accounting Policies

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Fund are described in Note 2 to the financial statements.

There have been no initial selection of accounting policies during 2024. Refer to item 14 below in regard to the misapplication of accounting policies in the financial statements as of December 31, 2023 and any required changes. In connection with this matter. No matters have come to our attention that would require us, under professional standards, to inform you about (1) the methods used to account for significant unusual transactions and (2) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

Required Communications (Continued)

Area		Comments
6.	Qualitative Aspects of the Fund’s Significant Accounting Practices – Significant Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based upon management’s current judgments. Those judgments are normally based on knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management’s current judgments.

The most sensitive accounting estimates affecting the financial statements were:

●   Management’s estimates of the valuation of real estate owned is based on an analysis of the property values or estimated future cash flows generated from use of the property.

● The fair value of non-performing loans is based on the estimated based on the fair value of the underlying property using observable market prices or appraised values.

We evaluated the key factors and assumptions used to develop these estimates and determined that they are reasonable in relation to the financial statements taken as a whole.

Required Communications (Continued)

Area		Comments
7.	Qualitative Aspects of the Fund’s Significant Accounting Practices – Financial Statement Disclosures

	Certain financial statement disclosures involve significant judgment and are particularly sensitive because of their significance to the financial statement users.	The most sensitive disclosures affecting the Fund’s financial statements were:

●   The disclosure of fair value measures in Note 2 and 6 to the financial statements, which discusses the process that management uses in formulating sensitive accounting and fair value estimates as well as fair values of the Fund’s assets at December 31, 2024.

●   The disclosure in Note 10 to the financial statements discusses the Fund’s credit risk concentrations and credit quality of the mortgage loans receivable held for sale.

●   The disclosure for related party transactions in Note 9 to the financial statements discusses the relationship to, and transactions with, the Fund Manager and other related parties.

●    The disclosure in Note 8 details the development of the right of use asset and the related finance lease liability.

●   The disclosure in Note 3 of the financial statements discussing the misapplication of accounting policies in prior year financial statements.

The disclosures in the financial statements are neutral, consistent, and clear.

8.	Significant Unusual Transactions

	For purposes of this communication, professional standards require us to communicate to you significant unusual transactions identified during our audit.	There were no significant unusual transactions identified as a result of our audit procedures.

9.	Identified or Suspected Fraud

If we have identified or suspect fraud involving management, employees who have significant roles in internal control or others when the fraud results in a material misstatement in the financial statements, we are required to communicate these matters to those charged with governance.

We have not identified or have obtained information that indicates that fraud may have occurred.

Required Communications (Continued)

Area		Comments
10.	Significant Difficulties Encountered During the Audit

We encountered no significant difficulties in dealing with management relating to performing and completing our audit.

11.	Uncorrected and Corrected Misstatements

For purposes of this communication, professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that we believe are trivial, and communicate them to the appropriate level of management. Further, professional standards require us to also communicate the effect of uncorrected misstatements related to prior periods on the relevant classes of transactions, account balances or disclosures, and the financial statements as a whole.

The financial effect of the uncorrected misstatement is deemed immaterial to the financial statements as a whole.

Please see the schedule within the attached management representation letter for material misstatements that we identified as a result of our audit procedures were brought to the attention of, and corrected by, management.

In addition, professional standards require us to communicate to you all material, corrected misstatements that were brought to the attention of management as a result of our audit procedures.

12.	Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter, which could be significant to the financial statements or the auditor’s report.

No such disagreements arose during the course of our audit.

13.	Representations Request from Management

	We have requested certain representations from management that are included in the management representation letter dated April 30, 2025.	See attached.

Required Communications (Continued)

Area		Comments
14.	Management’s Consultation with Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a “second opinion” on certain situations. If a consultation involves application of an accounting principle to the Fund’s financial statements or a determination of the type of auditor’s opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts.

Management informed us that, and to our knowledge, there were no consultations with other accountants regarding auditing and accounting matters.

15.	Other Significant Matters, Findings or Issues

In the normal course of our professional association with the Fund, we generally discuss a variety of matters, including the application of accounting principles and auditing standards, significant events or transactions that occurred during the year, business conditions affecting the Fund, and business plans and strategies that may affect the risks of material misstatement.

These discussions occurred in the normal course of our professional relationship and none of the matters discussed resulted in a condition to our retention as the Fund’s auditors.

As discussed in Note 3 to the financial statements, the financial statements of Circle of Wealth Fund III, LLC as of and for the year ended December 31, 2023, were audited by another auditor whose report dated April 24, 2024, included an emphasis-of-matter paragraph that described that the entity has adopted FASB Topic 326, Financial Instruments – Credit Losses, and expressed an unmodified opinion on those statements. Subsequently, management identified a misapplication of FASB Topic 326, and such financial statements have been adjusted to correct for such misapplication. We audited the adjustments described in Note 3 that were applied to the financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

16.	Noncompliance with Laws and Regulations

We have identified no matters involving noncompliance with laws and regulations that came to our attention during the course of the audit.

925 977 4000 INFO@CATHEDRALCPAS.COM 2300 CONTRA COSTA BLVD. SUITE 425, PLEASANT HILL, CA 94523

April 30, 2025

Circle of Wealth Fund III, LLC

Amy Nelson, CFO

Coeur d’Alene, Idaho

Dear Amy Nelson:

In planning and performing our audit of the financial statements of Circle of Wealth Fund III, LLC (the “Fund”) as of and for the year ended December 31, 2024, in accordance with auditing standards generally accepted in the United States of America, we considered the Fund’s internal control over financial reporting (internal control) as a basis for designing auditing procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Fund’s internal control. Accordingly, we do not express an opinion on the effectiveness of the Fund’s internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Fund’s financial statements will not be prevented or detected and corrected on a timely basis. A reasonable possibility exists when the likelihood of an event occurring is either reasonably possible or probable as defined as follows:

-	Reasonably possible. The chance of the future event or events occurring is more than remote but less than likely.

-	Probable. The future event or events are likely to occur.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit we did not identify any deficiencies in internal control that we consider to be material weaknesses. However, material weaknesses may exist that have not been identified.

This communication is intended solely for the information and use of management of Circle of Wealth Fund III, LLC and is not intended to be, and should not be, used by anyone other than this specified party.

Sincerely,

Cathedral CPAs & Advisors, LLP

Pleasant Hill, California

April 30, 2025

Cathedral CPAs and Advisors

Pleasant Hill, California

This representation letter is provided in connection with your audit of the financial statements of Circle of Wealth Fund III, LLC, which comprise the balance sheet as of December 31, 2024, and the related statement of income and changes in members’ equity, and cash flows for the year then ended, and the related notes to the financial statements, for the purpose of expressing an opinion on whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information such that, in the light of surrounding circumstances, there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

We confirm that to the best of our knowledge and belief, having made such inquiries as we considered necessary for the purpose of appropriately informing ourselves as of April 30, 2025:

Financial Statements

●	We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated November 19, 2024, for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP.

●	We acknowledge our responsibility for the design, implementation, and maintenance of the system of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

●	We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

●	The methods, data, and significant assumptions used by us in making accounting estimates and their related disclosures are appropriate to achieve recognition, measurement, or disclosure that is reasonable in the context of U.S. GAAP.

●	All related party relationships and transactions have been appropriately accounted for, and disclosed in accordance with the requirements of U.S. GAAP.

●	All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.

●	The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter (Schedule A). Also, we are in agreement with the adjusting and reclassifying journal entries you have proposed (Schedule B), and they have been posted to Circle of Wealth Fund III, LLC’s accounts.

●	The effects of all known actual or possible litigation and claims have been accounted for and disclosed in accordance with U.S. GAAP.

●	We have reviewed assets for impairment whenever events or changes in circumstances have indicated that the carrying amount of the assets might not be recoverable and no material adjustment was deemed necessary.

●	The entity has satisfactory title to all owned assets, and there are no encumbrances on such assets.

●	There have been no cybersecurity breaches or other cyber events whose effects should be considered for disclosure in the consolidated financial statements, as a basis for recording a loss contingency, or otherwise considered when preparing the consolidated financial statements.

●	The significant judgments made in making the accounting estimates have taken into account all relevant information of which we are aware.

●	We have consistently and appropriately selected and applied methods, assumptions, and data when making accounting estimates.

●	The disclosures related to accounting estimates, including those disclosures describing estimation uncertainty, are complete and are reasonable in the context of the applicable financial reporting framework.

●	We have obtained and applied appropriate specialized skills and expertise in making accounting estimates.

●	We are not aware of any events subsequent to the date of the financial statements that require adjustment to our accounting estimates and related disclosures included in the financial statements.

●	If applicable, adequate provision has been made for:

-	Losses or expenses that may be incurred in the collection of loans and real estate.

-	Losses or expenses that may be incurred in the disposition of other real estate owned.

-	Other than temporary declines in the value of other investment assets.

Information Provided

●	We have provided you with:

-	Access to all information, of which we are aware that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters;

-	Additional information that you have requested from us for the purpose of the audit;

-	Unrestricted access to persons within the entity and others from whom you determined it necessary to obtain audit evidence.

-	A written acknowledgement of all the documents that we expect to issue that will be included in the annual report and the planned timing and method of issuance of that annual report;

-	A final version of the annual report (including all the documents that, together, comprise the annual report) in a timely manner prior to the date of the auditor’s report.

●	The financial statements and any other information included in the annual report are consistent with one another, and the other information does not contain any material misstatements.

●	All transactions have been recorded in the accounting records and are reflected in the financial statements.

●	We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

●	We have provided to you our evaluation of the entity’s ability to continue as a going concern, including significant conditions and events present, and we believe that our use of the going concern basis of accounting is appropriate.

●	We have no knowledge of any fraud or suspected fraud that affects the entity and involves:

-	Management;

-	Employees who have significant roles in internal control; or

-	Others when the fraud could have a material effect on the financial statements.

●	We have no knowledge of any allegations of fraud, or suspected fraud, affecting the entity’s financial statements communicated by employees, former employees, analysts, regulators, or others.

●	We have disclosed to you all known instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing financial statements.

●	We are not aware of any pending or threatened litigation, claims, and assessments whose effects should be considered when preparing financial statements and we have not consulted legal counsel concerning litigation, claim, or assessments.

●	We have disclosed to you the identity of all the entity’s related parties and the nature of all the related party relationships and transactions of which we are aware.

●	Related-party transactions (including insider loans) have been entered into in compliance with existing regulations.

●	There are no regulatory examinations in progress that you have not been made aware of.

/s/ Amy Nelson
Amy Nelson, CFO, Circle of Wealth Fund III, LLC,

Schedule A- Uncorrected Misstatements

Account	Description	Debit	Credit

Proposed Journal Entries
Proposed Journal Entries JE # 301
Propose adjustment of loan loss reserve not associated to REO
11433	Mortgage Loans Reserve	39,863.00
33000	Retained Earnings		39,863.00
Total		39,863.00	39,863.00

Proposed Journal Entries JE # 302
to record higher FVof 113948 at time of FV
11551	REO Basis	57,680.00
CCA1	Unrealized gain on Foreclosure		57,680.00
Total		57,680.00	57,680.00

Proposed Journal Entries JE # 303
To record depreciation for rental REOs
CA2	Depreciation of REO	32,406.00
12112	Properties Held For Rent		32,406.00
Total		32,406.00	32,406.00

	Total Proposed Journal Entries	129,949.00	129,949.00

Schedule B- Corrected Misstatements

Account	Description	Debit	Credit

Adjusting Journal Entries
Adjusting Journal Entries JE # 101
pbc
57101	Cost of Goods Sold - Funds	167,617.00
63022	Servicing Fee	95.00
43006	Proceeds from Sale of Property		164,499.00
63019	Bad Debt Expense		1,211.00
63020	Provision for Losses (Loans)		2,002.00
Total		167,712.00	167,712.00

	Total Adjusting Journal Entries	167,712.00	167,712.00

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) Circle of Wealth Fund III LLC

By (Signature and Title) /s/ Lee Aaron Arnold, President and CEO of Secured Investment Corp., Manager

Date May 2, 2025

CIRCLE OF WEALTH FUND III LLC

By:	/s/ Lee Aaron Arnold
Lee Aaron Arnold, President and CEO of Secured Investment Corp., Manager

Date:	May 2, 2025